News Release

Sun Life Financial

Sun Life Financial Inc. redeems Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2018

TORONTO, ON – (June 26, 2013) — Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today that it completed the redemption of all of its outstanding $350 million principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2018.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2013, the Sun Life Financial group of companies had total assets under management of $571 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:
Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com